Teresa M.R. Hamlin
PFPC Inc.
99 High Street, 27th Floor
Boston, Massachusetts 02110
(617) 338-4340

December 1, 2006
VIA EDGAR
Securities and Exchange Commission
Division of Investment Management, Room 5501
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. James O’Connor

Re:	Aston Funds (formerly, ABN AMRO Funds (the “Registrant” or the “Trust”) 1933 Act No. 33-68666 1940 Act No. 811-8004 Post-Effective Amendment No. 70
Dear Mr. O’Connor:
     On October 3, 2006, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 70 under the Securities Act of 1933 to its Registration Statement on Form N-1A (the “Registration Statement”) in connection with the Trust’s offering of Class I Shares of the Aston/River Road Small Cap Value Fund, a series of the Trust (the “Fund”). You provided comments on the Registration Statement in a telephone conference on November 16, 2006. The following sets forth those comments and the Trust’s responses to them. All page references are for the Prospectus and Statement of Additional Information, respectively, included in Post-Effective Amendment No. 70 filed with the Commission on October 3, 2006 pursuant to Rule 485(a) under the Securities Act of 1933.
PROSPECTUS
1.	Principal Investment Strategies/Principal Risks of Investing in this Fund (Page 3)

Comment:	In the section “Principal Investment Strategies” disclose to what extent the Adviser intends to invest in foreign small cap stocks, as “Foreign Securities Risk” appears first under “Principal Risks of Investing in this Fund”.

Response:	There is no limit on the Fund’s investments in foreign securities. As indicated in the Prospectus, under normal conditions, the Fund invests at least 80% of its assets in common stocks and other equity securities of small-cap companies that the Subadviser believes are undervalued. The Registrant is of the understanding that there is no requirement to specify a percentage amount with respect to investments in foreign small cap stocks in this regard. In addition, “Foreign Securities Risk” appears first under “Principal Risks of Investing in this Fund” because the principal risks are listed in alphabetical order — such order is not intended to connote significance of risk. It is important to note that Post-Effective Amendment No. 70 to the Trust’s Registration Statement was filed pursuant to Rule 485(a) under the Securities Act of 1933 for the purpose of adding a new class of shares to the Fund. Accordingly, there currently exists a combined prospectus for the Fund and other funds of the Trust relating to an existing class of shares. The Registrant seeks to maintain the consistency of the disclosure among the documents.
2.	Principal Investment Strategies/Principal Risks of Investing in this Fund (Page 3/4)

Comment:	Under the section “Principal Investment Strategies” discuss and define value style investing using similar language to first sentence used under “Principal Risks of Investing — Value Style Risk” on Page. 4.

Response:	The requested disclosure has been added to the Prospectus.
3.	“Risks of Investing in this Fund — Portfolio Turnover Risk” (Page 4)

Comment:	Under the section “Risks of Investing in this Fund — Portfolio Turnover Risk” provide additional disclosure if it is anticipated that that the Fund’s portfolio turnover will be over 100%.

Response:	The Fund commenced operations on June 28, 2005. The Fund’s portfolio turnover rate for the fiscal year ended October 31, 2006 was 51.63%. Accordingly, the Registrant has not modified the current disclosure in the Prospectus.
4.	“Fund Expenses” (Page 5)

Comment:	Under the section “Fund Expenses — Example” clarify that the effect of the capped expenses is shown only in the “1- year” calculation and not in the “3- year” calculation.

Response:	The Registrant respectfully disagrees with the staff’s comment. The Registrant believes that the current disclosure complies with the requirements of Form N-1A. The current disclosure includes a footnote indicating that the Example “includes one year of capped expenses in each period.” Accordingly, the Registrant has not modified the current disclosure in the Prospectus.
5.	Other Investment Strategies — ADRs/EDRs/GDRs (Page 6)

Comment:	Under the section “Other Investment Strategies”, ADRs/EDRs/GDRs appears first which could imply that the Fund has significant investments in foreign securities.

Response:	“Other Investment Strategies” are listed in alphabetical order — such order is not intended to connote the significance of each strategy. It is important to note that Post-Effective Amendment No. 70 to the Trust’s Registration Statement was filed pursuant to Rule 485(a) under the Securities Act of 1933 for the purpose of adding a new class of shares to the Fund. Accordingly, there currently exists a combined prospectus for the Fund and other funds of the Trust relating to an existing class of shares. The Registrant seeks to maintain the consistency of the disclosure among the documents.
6.	“Management of the Fund — Related Performance” (Page 13)

Comment:	With respect to the section “Management of the Fund — Related Performance” please specify in your response which SEC No-Action Letter the Fund is relying on in disclosing related performance and how the Fund is in compliance with such letter. Also, define “small cap equity accounts” (i.e. are all accounts managed accounts?) Also indicate if this is the first small cap fund managed by the Subadviser.

Response:	Registrant is including related performance of separately managed accounts in reliance on various no-action letters issued by the Commission.[1] For the information of the staff, we believe that we meet the conditions set forth in those letters as follows: (i) the composite includes all accounts managed with investment objectives, policies and strategies substantially similar to the Fund, (ii) the accounts comprising the composite are of sufficient size to ensure that the results would be considered relevant to investors,

[1]	See Growth Stock Outlook Trust (publicly available April 15, 1986) and Nicholas-Applegate Mutual Funds (publicly available August 6, 1996).

and (iii) we have clearly disclosed that such performance should not interpreted as the performance of the Fund. For the information of the staff, we confirm that River Road Asset Management does not manage any other mutual funds with investment objectives, policies and strategies substantially similar to the Fund.
7.	Shareholder Information — Transaction Policies — Calculating Share Price”(Page 21)

Comment:	In the section “Shareholder Information — Transaction Policies — Calculating Share Price” clarify the following disclosure:
“If market quotations are not available or deemed unreliable, securities are valued at fair value as determined by the Adviser in accordance with guidelines adopted and periodically reviewed by the Board of Trustees. These circumstances may arise, for instance, when trading in a security is suspended, the exchange or market on which a security traded closes early, or the trading volume in a security is limited, calling into question the reliability of market quotations.”
It appears that a transitory phrase or antecedent is needed before the statement “These circumstances...”

Response:	The Registrant has reviewed the identified disclosure and is of the opinion that a transitory phrase is not necessary. The Registrant believes that adding such phrase would result in repetition of the identified circumstances. Accordingly, the Registrant has not modified the current disclosure in the Prospectus.
STATEMENT OF ADDITIONAL INFORMATION (“SAI”)
8.	“Investment Objectives, Strategies and Risk Considerations” — Borrowing” (Page 1)

Comment:	In the section “Investment Objectives, Strategies and Risk Considerations” — Borrowing” the first two sentences read:
“A Fund may not borrow money or issue senior securities, except as described in this paragraph or as described under “Investment Restrictions.” Any policy under “Investment Restrictions” which contradicts policies described in this paragraph governs that [applicable] Fund’s policy on borrowing”

The statement points to the restrictions but is confusing/contradictory with respect to transactional limits.

Response:	The second sentence identified above has been removed from the SAI as it is not applicable in the Fund’s stand alone SAI. It is important to note that Post-Effective Amendment No. 70 to the Trust’s Registration Statement was filed pursuant to Rule 485(a) under the Securities Act of 1933 for the purpose of adding a new class of shares to the Fund. There currently exists a combined SAI for the Fund and other funds of the Trust relating to existing classes of shares in which the identified statement would be applicable.
     To the extent appropriate, these responses will be incorporated into the Prospectus and SAI to be filed with the Commission pursuant to Rule 485(b) under the Securities Act.
Sincerely,
/s/ Teresa M.R. Hamlin
Teresa M.R. Hamlin

cc:	Gerald Dillenburg Cathy O’Kelly, Esq. Deborah Eades, Esq.

December 1, 2006
Mr. James E. O’Connor
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Aston Funds (the “Registrant”) Registration Statement on Form N-1A File Numbers 811-8004; 33-68666
Dear Mr. O’Connor:
     This letter is provided to the Securities and Exchange Commission (the “Commission”) in connection with a response being made on behalf of the Registrant to comments that you provided with respect to Post-Effective Amendment No. 70 under the Securities Act of 1933 to the Registrant’s registration statement on Form N-1A filed with the Commission on October 3, 2006.
     The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,
Aston Funds

By:	/s/ Gerald F. Dillenburg

Name: Title:	Gerald F. Dillenburg Senior Vice President, Secretary and Treasurer